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Exhibit 20.1


                                                            [HANOVERDIRECT LOGO]


FOR IMMEDIATE RELEASE

CONTACT:  Hanover Direct, Inc.                              The MWW Group
          Brian C. Harriss                                  Jamie Schwartz
          E.V.P. & Chief Financial Officer                  Rich Tauberman
          Tel: (201) 272-3224                               Tel: (201) 507-9500


    HANOVER DIRECT APPOINTS EDWARD M. LAMBERT AS EXECUTIVE VICE PRESIDENT &
               CHIEF FINANCIAL OFFICER EFFECTIVE JANUARY 28, 2002


WEEHAWKEN, NJ, January 17, 2002 -- Hanover Direct, Inc. (AMEX: HNV) today announced it had appointed Edward M. Lambert to succeed Brian C. Harriss as Executive Vice President & Chief Financial Officer effective January 28, 2002.

"I accept with great regret," stated Thomas C. Shull, Chairman, President and Chief Executive Officer of Hanover Direct, Inc., "the resignation of Brian C. Harriss, effective January 28, 2002, to allow him to support family priorities. Brian will continue to advise the Company over the next year with emphasis on banking, legal and restructuring matters. On behalf of the Company and the Board, I want to thank Brian for the strong support he has provided to me, management, and the Board as well as his many critical contributions to the execution of the Company's strategic business realignment program."

"I am pleased to announce the appointment," continued Mr. Shull, "of Edward M. Lambert to succeed Brian as Executive Vice President & Chief Financial Officer of Hanover Direct, Inc. effective January 28, 2002. He worked with me at McKinsey & Company before joining me from 1991 to 2000 as a Managing Director and Co-Founder of Meridian Ventures, Inc. With Meridian, his senior operating responsibilities included the positions of Chief Financial Officer of Barneys New York and Executive Vice President of Tecstar, Inc. Ed is a graduate of the California Institute of Technology (Cal Tech) and holds a M.B.A. from the Harvard Business School. Since the second half of 2001, Ed has advised Hanover Direct, Inc. on matters of strategic analysis and valuation related to potential asset dispositions, and, with this experience, he joins the Company with an in-depth understanding of our strategic business realignment program and objectives. We welcome Ed to his new role as the senior financial officer of Hanover Direct, Inc."

ABOUT HANOVER DIRECT, INC.
Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Silhouettes, International Male, Undergear, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, and also provides the logistical, IT and fulfillment needs of Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.